Exhibit 99.1

EuroLife Selects Sapiens ALIS for All Life, Investment and Health Lines of Business

Sapiens ALIS will deliver EuroLife’s new products to market quickly and provide an efficient and flexible operating environment

Holon, Israel – July 14, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that EuroLife has selected Sapiens ALIS, a core solution suite that supports the complete policy lifecycle, to replace the company’s legacy environment and support all of EuroLife’s life, investment and health lines of business.

With an inflexible legacy environment unable to meet the leading Cyprus-based life insurance company’s new product and time to market needs, EuroLife opted to modernize its processing environment. The Sapiens suite was chosen due to its modern technology, depth of functionality, flexibility and ability to support EuroLife’s diverse product portfolio. Also key to the decision was Sapiens’ unique implementation approach, offering EuroLife a clear path to self-sufficiency through a combination of a joint implementation effort, consultation/training and Sapiens’ knowledge and skills transfer.

“We selected Sapiens because of the rich business functionality of its software and the professionalism and quality of the personnel. We see a tremendous amount of value in Sapiens’ domain expertise and understanding of our business needs, as well as the cultural alignment between our organizations and the partnership spirit created,” said Savvas Sideras, Operations Manager at EuroLife.

Once in production, anticipated benefits from the new system include:

•	Improved time to market for new products
•	Reduced IT costs associated with the support and maintenance of the legacy environment
•	A holistic view of the client in an omni-channel environment
•	The ability to leverage data to better serve and interface with customers

“We look forward to working closely with EuroLife to help them meet their goals of delivering the highest quality customer experience, while continuing to reduce costs and increase efficiencies,” said Henry Ainouze, Vice President, Regional Business and Operations at Sapiens.

Sapiens ALIS is designed to enable insurance carriers to quickly and efficiently address the challenges of a highly regulated and increasingly competitive marketplace. It’s an end-to-end, core solution suite that supports the complete policy lifecycle across a wide variety of products in the life, pension, annuity and medical segments.

About EuroLife

EuroLife is a leading life insurance company based in Cyprus, holding a market share of over 27%. It is a subsidiary company of the Bank of Cyprus Group and it specializes in life, accident and health insurance. EuroLife’s philosophy is based on the needs and wants of any potential client and offers a wide range of products and services from pure life insurance covers to health insurance, as well as savings and pensions addressed at both individuals and institutions. For additional information, visit www.eurolife.com.cy.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 150 financial services organizations. The Sapiens team of over 1,200 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com